Exhibit 99.1

Tencent Music Entertainment Group Announces Senior Management Changes

SHENZHEN, China, Mar. 22, 2024 /PRNewswire/ -- Tencent Music Entertainment Group (“TME”, or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced that Mr. Zhenyu Xie has tendered his resignation from his executive positions as the Company’s President, Chief Technology Officer and other relevant roles, along with his position as a member of the board of directors (the “Board”). These resignations, submitted for personal reasons, will take effect on March 31, 2024.

Mr. Xie will serve as a consultant to the Company. In addition, the Board has appointed Ms. Min Hu (or “Shirley Hu”), the Company’s Chief Financial Officer, as a director of the Company, effective March 31, 2024.

“On behalf of the Board and the Company, we would like to express our gratitude to Mr. Xie for his remarkable service at TME as well as his dedication to the innovation and growth of the digital music industry. Zhenyu has played a vital role in leading our teams to significant breakthroughs, which has greatly enhanced TME's product appeal and user experience. We appreciate his contributions and wish him well in all future pursuits,” said Mr. Cussion Pang, Executive Chairman of TME. “Meanwhile, we are pleased to welcome Shirley as a new director to our Board.”

Ms. Hu currently serves as our Chief Financial Officer, in charge of our finance and corporate IT functions. Ms. Hu has more than 20 years of comprehensive experience in finance, such as financial management, capital operation, operation management, mergers and acquisitions, internal control and internal audit. Prior to joining TME, Ms. Hu served various controller roles in Tencent’s business groups from 2007 to 2016. Prior to joining Tencent, Ms. Hu served as the director of internal audit department at Huawei Technology Co., Ltd. Ms. Hu is a member of Chartered Institute of Management Accountants (CIMA), CPA Australia, China Institute of Certified Public Accountants (CICPA), and a Certified Internal Auditor (CIA). Ms. Hu received a bachelor’s degree in Industrial Foreign Trade from Xi’an Jiaotong University in China and a master’s degree in system engineering from Beijing Jiaotong University in China.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415